Contact

www.linkedin.com/in/colin-barker-b8a504171 (LinkedIn)

# Colin Barker

Spokane WA

Spokane-Coeur d'Alene Area

## Experience

### Midas Brands, Inc

Brand Director

September 2022 - Present (1 year 5 months)

### FYR

Chief Operating Officer

September 2022 - Present (1 year 5 months)

Austin, Texas, United States

### Barker BBQ

Owner

March 2014 - Present (9 years 11 months)

Spokane, Washington, United States

### TT’s Old Iron BBQ & Brewery

Head Pitmaster

May 2019 - September 2022 (3 years 5 months)

Spokane Valley, Washington, United States

### North Church

Adult Pastor

September 2012 - October 2019 (7 years 2 months)